Exhibit 99.1

Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	T +44 20 7901 8300 F +44 20 7901 8301 www.polygoninv.com

April 17, 2019

Board of Directors

Nightstar Therapeutics plc

10 Midford Place, 2nd Floor

London United Kingdom W1T 5BJ

Attn: Chris Hollowood, Chairman of the Board of Directors

Dear Chris:

Polygon Global Partners LLP acts as investment advisor to clients and accounts currently holding American Depositary Shares (“ADS”) representing more than 7% of the outstanding shares of Nightstar Therapeutics PLC (“NITE” or the “Company”), making us one of the Company’s largest ADS holders. We are writing to request that the Company reset its timeline for NITE ADS holders’ and shareholders’ ability to vote on the proposed acquisition of NITE (the “Transaction”) by Biogen Inc. (“BIIB”) to be implemented by way of a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (the “Scheme”).

Currently, the ADS Voting Record Time is set for April 4, 2019 at 5:00 p.m. (New York time), followed by corresponding actions for ADS holders based on that initial April 4 date. We request that NITE reset the Scheme timeline so that the ADS Voting Record Time is set for a date no earlier than May 3, 2019 at 5:00 p.m. (New York time), and additionally adjust corresponding actions for ADS holders based on the new initial May 3 date. We note that May 3, 2019 is the record date for NITE shareholders and cannot see any legitimate reason for ADS holders to be disadvantaged by an earlier record date, especially in light of the matters set forth below. Further, we request that NITE adjourn, postpone or seek a reconvention of the general meeting and Court-convened meeting to vote on the Transaction set for May 8. NITE’s articles of association (i) empower the Board of Directors to postpone a general meeting where it is unreasonable to hold it at the time stated in the meeting notice; and (ii) empower the Chairman to adjourn a general meeting with the members’ consent, or without the need for consent if it is necessary to ensure that the business of the meeting is properly disposed of. We consider that it would be unreasonable to hold the general meeting and additionally that the business of the meeting could not properly be disposed of on that date for the reasons we set out below.

Such a delay is necessary to enable NITE’s ADS holders and shareholders to properly access and judicially assess the significant updated six-month data in X-linked retinitis pigmentosa (“XLRP”), which we understand will be presented by Dr. Robert Maclaren at the ARVO conference at 11:45 a.m. (New York time) on April 29, 2019. Given the potential for this data to materially increase NITE’s intrinsic value, we believe NITE’s ADS holders and shareholders are unable to make an informed decision based on the existing Scheme timeline.

Authorised and Regulated by the Financial Conduct Authority

Moreover, as it stands, the current deadline for receipt of ADS voting instruction cards is 10:00 a.m. (New York time) on April 30, 2019 (and, practically, ADS holders will likely have to submit their instructions a week earlier than that). If the general meeting is not delayed, independent NITE ADS holders and shareholders will have insufficient time to properly and judiciously assess the Transaction in the context of the new XLRP information, which should be made available to the public immediately once presented (including transcripts and slides), and NITE ADS holders and shareholders.

If, after an explanatory statement accompanying notice of a Scheme meeting is despatched, the information underlying the explanatory statement changes in a way that might affect the attitude of the shareholders and ADS holders to the Scheme, the new information (including changes in directors’ interests) must be communicated to such shareholders and ADS holders. As publicly disclosed, the executive officers and directors of NITE are ADS holders and/or shareholders in NITE. In the proper execution of their fiduciary duties we expect the Board of Directors to promptly seek an order from the Court to circulate an appropriate amendment to the explanatory statement following the announcements in relation to the XLRP data. The Board of Directors should seek to ensure that the NITE ADS holders and shareholders are afforded sufficient time to assess the impact of the information contained in the amended explanatory statement on their evaluation of the Transaction by procuring an adjournment, postponement or reconvention of the meetings set for May 8, 2019 to a date not earlier than 21 days following the date on which the amended explanatory statement is circulated to NITE’s ADS holders and shareholders.

Having reviewed the Transaction documents, and conducted a detailed analysis of the intrinsic value of NITE, it appears BIIB’s $25.50 offer represents the acquirer’s assessment of NITE’s main franchise value, choroideremia, while ascribing little or no value to the Company’s XLRP franchise, and the resulting additional platform value:

•	As disclosed in the Scheme document, NITE’s financial advisor, Centerview, reviewed stock price targets for NITE shares in Wall Street research analyst reports publicly available as at March 1, 2019 and noted these stock price targets ranged from $21.00 to $42.00 per NITE Share. The apparently most bearish broker on the street at the time of the Transaction announcement (Target Price of $21.00) recognizes standalone upside to $30.00 “in the scenario assuming de-risking XLRP from updated phase 1 study to phase 2/3 study”. Moreover, when asking “Will XIRIUS updates over 2019 de-risk the XLRP clinical program?” the broker clearly answers “Yes”, paving the way for a $9.00 increase in his Target Price, or 43%, the first step of which would be positive data presented by Dr. Maclaren at the ARVO conference on April 29, 2019.

•	The implementation agreement carves out the results of the Company’s XLRP XIRIUS trial from the Company’s material adverse effect: in as much as this clause protects NITE’s shareholders’ in the case of weak XLRP data on April 29, it also suggests that BIIB’s $25.50 offer price provides them with enough of a valuation buffer that they can ignore this key read-out.

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We believe if Dr. Maclaren’s data to be released on April 29 is sufficiently encouraging, the Board of Directors should review its recommendation for shareholders to accept the $25.50 offer from BIIB. It would also certainly be material to whether ADS holders and shareholders will want to vote for or against the Transaction in the Court meeting. With only 62% of the current shareholder base having given an irrevocable undertaking, the 75% support threshold may not be reached.

We note that if the Scheme is approved, the Transaction will be binding on all NITE ADS holders and shareholders, including those who did not vote or who voted against it at the general meeting and Court-convened meeting, and no NITE ADS holder or shareholder will have any right to seek a court appraisal of the fair value of their NITE securities. In light of this fact, we believe it is even more critical that ADS holders and shareholders are afforded sufficient time to assess the impact of the XLRP data and make an informed decision as to whether BIIB’s $25.50 offer represents sufficient value.

Additionally, we note that in acting as NITE’s financial advisor to the Transaction, Centerview was simultaneously conducting an auction for Spark Therapeutics (“ONCE”), a comparable company to NITE. The ONCE auction was concluded in the week preceding the announcement of the Transaction and we believe a fuller price was achieved for that company than that currently proposed for NITE securityholders.

	Premium to unaffected price[1]	Premium to all- time-high	Premium to auction’s opening bid
NITE/BIIB offer	68%	-8%[2]	24%
ONCE/RHHBY offer	122%	24%[3]	64%

Sources: Nightstar Therapeutics’ Schedule 14A Filing4; Spark Therapeutics’ 14D-9 Filing5; Bloomberg

On all these measurements, it is clear that ONCE’s auction has so far yielded substantially more value to shareholders. Coincidentally, ONCE was not included as a comparable company to NITE in the financial analyses prepared by Centerview and presented to the NITE Board of Directors in connection with Centerview’s fairness opinion. We are concerned both that the Board of Directors may have acted without knowledge of Centerview’s engagement by ONCE and that NITE’s ADS holders and shareholders are being asked to vote on the Transaction without full and proper disclosure of Centerview’s potential conflicts of interest.

If NITE’s ADS holders and shareholders are given sufficient time to evaluate the new data, then all holders of NITE securities will be able to make an informed decision regarding the Transaction and the valuation implied thereby, which is clearly in the interest of all NITE securityholders. Furthermore, by making the data publically available to competing bidders, it could result in a superior proposal, a rejection of the scheme by shareholders or a change of the Board of Directors’ recommendation regarding the Transaction.

[1]	Premium calculated as the premium of the Offer Price to the Bloomberg closing price on the last practicable date ahead of the respective offer announcements.
[2]	NITE’s all-time-high ahead of the transaction was USD 27.78 (Bloomberg closing price on September 20, 2018).
[3]	ONCE’s all-time-high ahead of the transaction was USD 92.39 (Bloomberg closing price on July 6, 2018 and July 9, 2018).
[4]	https://ir.nightstartx.com/static-files/21d48e08-c956-4071-b7a7-11d1a39493be, p.35, p.48.
[5]	http://ir.sparktx.com/static-files/ba2ebd98-e641-4a5d-995e-a030ad18962c, p.13, p.22.

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Sincerely,

Polygon Global Partners LLP

By: Dan Leather and Bechara Nasr, Portfolio Managers

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